UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WILLIAMS SCOTSMAN INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

96950G102

(CUSIP Number)

March 29, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Investment Partners Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,724,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,724,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,724,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.04%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,724,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,724,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,724,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.04%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Coinvestors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,556

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,556

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,556

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .014%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Investment Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,556

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,556

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,556

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .014%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen Berger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,724,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,724,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,724,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.04%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Hopkins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,724,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,724,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,724,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.04%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian Kwait

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,724,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,724,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,724,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.04%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Muzzi Mirza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,724,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,724,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,724,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.04%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Williams Scotsman International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8211 Town Center Drive Baltimore, Maryland 21236

Item 2.
(a)

Name of Person Filing
Odyssey Investment Partners Fund, LP

Odyssey Capital Partners, LLC

Odyssey Coinvestors, LLC

Odyssey Investment Partners, LLC

Stephen Berger

William Hopkins

Brian Kwait

Muzzi Mirza

	(b)	Address of Principal Business Office or, if none, Residence Residence

The address of the principal business office of Odyssey Investment Partners Fund, LP, Odyssey Capital Partners, LLC, Odyssey Coinvestors, LLC, Odyssey Investment Partners, LLC, Stephen Berger, William Hopkins, Brian Kwait and Muzzi Mirza is:

c/o Odyssey Investment Partners Fund, LP

280 Park Avenue

New York, New York 10017

	(c)	Citizenship See Row 4 of each cover page.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 96950G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Odyssey Investment Partners Fund, LP is the record holder of 2,719,430 shares of the identified class of securities; and Odyssey Coinvestors, LLC, is the record holder of 5,556 shares of the identified class of securities. As the General Partner of Odyssey Investment Partners Fund, LP, Odyssey Capital Partners, LLC may be deemed to be the indirect beneficial owner of 2,724,986 shares of the identified securities; and as the Managing Member of Odyssey Coinvestors, LLC, Odyssey Investment Partners, LLC may be deemed to be the indirect beneficial owner of 5,556 shares of the identified securities.

Stephen Berger, William Hopkins, Brian Kwait and Muzzi Mirza are Managing Members of Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC, and, in such capacity may be deemed to share beneficial ownership of any securities beneficially owned by these entities, but they disclaim any such beneficial ownership.

(b) Percent of class: See Row 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Row 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The General Partner of Odyssey Investment Partners Fund, LP is Odyssey Capital Partners, LLC a Delaware limited liability company (the “General Partner of Odyssey”) and the Managing Member of Odyssey Coinvestors, LLC is Odyssey Investment Partners, LLC, a Delaware limited liability company. Odyssey Capital partners, LLC is the indirect beneficial owner of the securities beneficially owned by Odyssey Investment Partners Fund, LP and Odyssey Investment Partners, LLC is the indirect beneficial owner of the securities beneficially owned by Odyssey Coinvestros, LLC. Stephen Berger, William Hopkins, Brian Kwait and Muzzi Mirza are Managing Members of Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC, and, therefore, may be deemed to share voting and investment power with respect to the shares and votes deemed to be owned by the General Partner of Odyssey and Odyssey Investment Partners, LLC. Because Odyssey Capital Partners, LLC is a general partner of Odyssey Investment Partners Fund, LP and Odyssey Investment Partners, LLC, is the Managing Member of Odyssey Coinvestors, LLC, and because Odyssey Investment Partners Fund, LP and Odyessey Coinvestors, LLC acted together in their acquisition of the securities held by such entities, Odyssey Investment Partners Fund, LP and Odyessey Coinvestors, LLC may be deemed to be a member of “group” in relation to their respective investments in Williams Scotsman International, Inc. Odyssey Investment Partners Fund, LP and Odyessey Coinvestors, LLC do not affirm the existence of a group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of March 29, 2006

ODYSSEY INVESTMENT PARTNERS FUND, LP

By:	ODYSSEY CAPITAL PARTNERS L.L.C.,
its General Partner

	By:	/s/ Brian Kwait
Name: Brian Kwait
Title: Member

ODYSSEY COINVESTORS L.L.C

By:	ODYSSEY INVESTMENT PARTNERS L.L.C,
its Managing Member

	By:	/s/	Brian Kwait
Name: Brian Kwait
Title: Managing Member

/s/ Stephen Berger
Stephen Berger

/s/ William Hopkins
William Hopkins

/s/ Brian Kwait
Brian Kwait

/s/ Muzzi Mirza
Muzzi Mirza

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock of Williams Scotsman International, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of March 29, 2006

ODYSSEY INVESTMENT PARTNERS FUND, LP

By:	ODYSSEY CAPITAL PARTNERS L.L.C.,
its General Partner

	By:	/s/ Brian Kwait
Name: Brian Kwait
Title: Member

ODYSSEY COINVESTORS L.L.C

By:	ODYSSEY INVESTMENT PARTNERS L.L.C,
its Managing Member

	By:	/s/	Brian Kwait
Name: Brian Kwait
Title: Managing Member

/s/ Stephen Berger
Stephen Berger

/s/ William Hopkins
William Hopkins

/s/ Brian Kwait
Brian Kwait

/s/ Muzzi Mirza
Muzzi Mirza